RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
            MARCH AND FIRST QUARTER SALES RESULTS

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GREER,  SOUTH CAROLINA - - Ryan's Family Steak Houses,  Inc.
(NASDAQ:RYAN) today announced that same-store sales for the 4-week period ended April 1, 1998 ("March") decreased by 1.3%. However, same-store sales for the quarter ended April 1, 1998 increased by 0.5%. Details follow:

                                      (Unaudited)
                                March        1st Quarter
                                 1998            1998

Total sales (000's)           $49,340         $153,216
Increase from prior year          +3%              +5%

Average unit sales:
Same stores (open at least 18 mos.)-1.3%         +0.5%
All stores (all Ryan's units)   -1.9%            -0.2%

Management believes that sales levels for March 1998 were adversely impacted by the timing difference between Easter 1997 (included in March 1997) and 1998 (included in April
1998). Easter weekend is a typically a strong sales-producing period, and its absence in March 1998 resulted in an adverse sales comparison.

At April 1, 1998, the Company owned and operated 274 Ryan's restaurants.

Financial results for the first quarter 1998 are expected to be released on April 15, 1998. In addition, the Company's next accounting period consists of 5 weeks, ending on May 6, 1998.